06017631

QRSciences Holdings Ltd
8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

10 October 2006

By Hand Delivery

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of August & September, 2006, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

PROCESSED
OCT 2 3 2006
THOMSON
FINANCIAL

Attachments

Exhibit Index on Page 2

10/25

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 August 2006 to 31 September 2006.

Doc Date	Headline	Pages
29/09/2006	Annual Report	71
20/09/2006	Initial Director's Interest Notice	2
15/09/2006	Change of Director's Interest Notice	2
15/09/2006	Section 708A Notice	2
13/09/2006	Reaffirms FY07 Revenue Forecast of $14M-$16M	3
13/09/2006	Preliminary Final Report	18
12/09/2006	Appendix 3B	9
12/09/2006	Appoints Ray Schoer as Non-Executive Director	2
08/09/2006	Change of Director's Interest Notice	2
08/09/2006	Appendix 3B	9
06/09/2006	To collaborate with leading pharmaceutical manufacturers	2
04/09/2006	Change of Director's Interest Notice	2
04/09/2006	Alliance with Singapore Technologies	3
31/08/2006	Closes Share Purchase Plan	2
23/08/2006	Initial Director's Interest Notice	2
21/08/2006	Appoints Former Speaker of The House as Director	3
18/08/2006	Final Director's Interest Notice	2
18/08/2006	Final Director's Interest Notice	2
18/08/2006	Retirement of Directors	1
18/08/2006	Change of Director's Interest Notice	2
16/08/2006	Change of Director's Interest Notice	2
15/08/2006	Bomb plot highlights need for improved checkpoint screening	3
14/08/2006	Market Update & Clarification	3
14/08/2006	Market Update	6
10/08/2006	Share Purchase Plan Extension of Offer Period	1
07/08/2006	QRS Insights Newsletter	3
01/08/2006	Change of Director's Interest Notice	3

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Raymond J Schoer
Date of appointment	11 September 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 60,000 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Schoer Consulting Pty Ltd as trustee for the Raymond Schoer Superannuation Fund	60,000 Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	4 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	12 September 2006
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,137,500 Fully paid Ordinary shares.
Class	Fully paid Ordinary
Number acquired	Direct – 10,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $4,900 ($0.49 / share)
No. of securities held after change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,147,500 Fully paid Ordinary shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Sciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**15/09/06**
Document Ref:	**336**
Release Time:	**Immediate**
Subject:	**Section 708A(5) Notice**

Sciences

Holdings Limited

NOTICE GIVEN UNDER SECTION 708A(5) OF THE CORPORATIONS ACT 2001

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the issue on 12 September 2006 of fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

  (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

  (ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Dated: 15 September 2006

Darren Bromley
Company Secretary
QRSciences Holdings Limited

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**13/09/06**
Document Ref:	**335**
Release Time:	**Immediate**
Subject:	**QRSCIENCES REAFFIRMS FY07 REVENUE FORECAST OF $14M-$16M**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

QRSCIENCES REAFFIRMS FY07 REVENUE FORECAST OF $14M-$16M

13 September 2006, Perth, Western Australia: QRSciences (QRS:ASX) (QRSNY:PK) announced today its results for the year ended 30 June 2006. Total revenue increased by 18% to approximately $2.7m, and the Company's net loss after tax increased by 11% to $6.8m. This outcome is broadly in line with that indicated to the market on 11 July 2006.

QRSciences' CEO, Mr. Kevin Russeth commented: "The financial results for FY06 reflect the ongoing development and commercialisation of the Company's core technologies in explosive, narcotic and weapon detection systems. This has been a year in which QRSciences has made significant strides towards realising the long term commercial potential of these technologies, and we are confident of a much-improved result in FY07."

"During the year we completed important strategic initiatives that:
- strengthened our intellectual property (IP) position,
- expanded our product pipeline,
- enhanced our revenue outlook, and
- cemented relationships with key strategic partners.

"Collectively, these leave us poised to realise the substantial opportunities in our target markets, where recent events have amplified the need for the security solutions that our technologies offer."

Specific actions during the year include:

- Exercise of an option to purchase 14 patent families from BTG International Limited. These are linked to QRSciences' core Quadrupole Resonance (QR) technology and result in the Company owning the world's most comprehensive IP portfolio in the field of QR. This acquisition positions QRSciences to become a toll-both for QR commercialisation efforts in most significant markets around the world.

- Finalisation of a cross licence agreement with GE Security, an affiliate of the General Electric Company, covering a suite of patents and patent applications and under which reciprocal royalty entitlements attach. This agreement provides the Company with a new revenue stream through royalty income on sales of the GEShoeScanner product, developed by GE Security and incorporating QRSciences' intellectual property, which is currently being marketed in the North American market.

- Conclusion of a preferred pricing and purchase agreement with Rapiscan Systems, co-developer with QRSciences of the QXR1000 baggage and package screening system. Rapiscan is the leader in the US checkpoint market and, through the QXR1000 product, is offering a quick and efficient upgrade to already deployed X-ray systems. Under the terms of the agreement Rapiscan will maintain preferred pricing and licensing rights provided it places minimum orders in each of the next four years which in aggregate total approximately $33m.

- Pending acquisition of the business and key assets of Baxall Australia Pty Limited (Baxall), a direct seller and distributor of surveillance and monitoring equipment,

including closed circuit television (CCTV) security cameras, digital video recorders and related components. This acquisition is expected to be finalised in the second half of the 2006 calendar year. Baxall provides QRSciences with an established sales and distribution platform for its products, access to the high growth CCTV market in Australia and is expected to be profitable, with a revenue stream in excess of $10m, in the 2007 financial year.

At 30 June 2006 QRSciences had net cash reserves of approximately $2m. Since year end the Company has finalised a capital raising of approximately $1.5m through a Share Purchase Plan and $ 2 million from institutions and sophisticated investors in the United States and Australia. QRSciences also has access to a $5m working capital facility from the At Call Equity Fund, which has been drawn to the extent of $0.3m. The financial resources at the Company's disposal place it in a strong position to continue to progress its technologies and move the business toward profitability.

The Company reiterates its guidance in respect of FY07, as provided to the market on 11 July 2006, of total revenue in the range of $14m to $16m and expected attainment of a breakeven run-rate at the EBIT (earnings before interest and tax) level during the second half of FY07. Key factors behind the substantial improvement projected over FY06 are:

- The anticipated strong growth in revenue associated with the company's patent-protected QR and Advanced Metal Detection System (AMDS) technologies, including the first commercial sales of the QXR1000, GEShoeScanner and QRWeaponsDetect products.

- The revenue contribution from the Baxall Australia acquisition.

- A reduction in the Company's net R&D outlay and expense, reflecting the Company's success in securing increased external funding from government bodies and strategic partners.

"FY06 has been a year of substantial progress for the Company. We expect FY07 to represent another significant step forward for QRSciences, as the Company's long term potential begins to be reflected in its reported financial results," Mr Russeth added.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with operations in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit http://www.QRSciences.com or phone +61 8 9358 5011.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2006

TIME: 14:25:25

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reaffirms FY07 Revenue Forecast of $14M-$16M

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	QRSciences Holdings Limited
Code:	QRS
HOMEX:	Perth
Document Date:	13/09/06
Document Ref:	334
Release Time:	Immediate
Subject:	PRELIMINARY FINAL REPORT APPENDIX 4E

Appendix 4E

Preliminary final report

Name of entity

QRSciences Holdings Limited

ABN

26 009 259 876

Financial year ended

30 June 2006

Results for announcement to the market

					$A'000
Revenues from ordinary activities	up		18%	to	2,667
Loss from ordinary activities after tax attributable to members	up		11%	to	(6,790)
Net Loss for the period attributable to members	up		11%	to	(6,790)

Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend.	N/A

Consolidated Income Statement
For the year ended 30 June 2006

	2006 $'000	2005 $'000
Revenues from ordinary activities	2,667	2,257
Gain relating to acquisition of interest in controlled entity		-
Expenses from ordinary activities	(9,457)	(9,847)
Borrowing costs	-	-
Profit (loss) from ordinary activities before tax	(6,790)	(7,590)
Income tax on ordinary activities	-	-
Profit (loss) from ordinary activities after tax	(6,790)	(7,590)
Profit (loss) from extraordinary items after tax	-	-
Net profit (loss)	(6,790)	(7,590)
Net profit (loss) attributable to outside equity interests	-	1,481
Net profit (loss) for the period attributable to members	(6,790)	(6,109)
Total changes in equity not resulting from transactions with owners as owners	(6,790)	(6,109)

Consolidated Balance Sheet as at 30 June 2006

		2006 $'000	2005 $'000
Current assets			
Cash		1,986	4,016
Other		610	304
Total current assets		2,596	4,320
Non-current assets			
Financial assets		2,340	528
Intangibles - Intellectual Property		39,822	27,184
Property, plant and equipment		302	294
Total non-current assets		42,464	28,006
Total assets		45,060	32,326
Current liabilities			
Trade Payables		872	636
Other Payables	(a)	2,763	-
Provisions		248	245
Interest bearing liabilities		-	-
Total current liabilities		3,883	881
Non-current liabilities			
Other Payables	(b)	9,532	-
Other		-	-
Total non-current liabilities		9,532	-
Total liabilities		13,415	881
Net assets		31,645	31,445
Equity			
Contributed equity		50,864	43,874
Accumulated losses		(19,219)	(12,429)
Equity attributable to members of the parent entity		31,645	31,445
Outside equity interests in controlled entities		-	-
Total equity		31,645	31,445

(a) The $2.762 million carried on the balance sheet as a current liability relates to discretionary payments required by QRS to maintain its ownership rights over the BTG patent portfolio. The timing and terms of the first payment to BTG for the patent portfolio is subject to a negotiation between BTG and QRS that is occurring presently.

(b) The $9.532 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRS to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 13 years.

Consolidated Statement of Changes in Equity
For the year ended 30 June 2006

	$000	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Minority Interests	Total
	Ordinary	Pref A	Pref B	Options			
Balance at *1.7.2004*	29,929	-	-	100	(6,320)	8,547	32,256
Shares issued during the year (net of transaction costs incurred)	9,132	2,469	2,139	-	-	-	13,740
Options issued during the year	-	-	-	105	-	-	105
Transfer of expired options to ordinary equity	100	-	-	(100)	-	-	-
Loss attributable to members of parent entity	-	-	-	-	(6,109)	-	(6,109)
Loss attributable to minority shareholders	-	-	-	-	-	(1,481)	(1,481)
Reversal of Minority Interests following complete acquisition of a controlled entity	-	-	-	-	-	(7,066)	(7,066)
Sub-total	39,161	2,469	2,139	105	(12,429)	-	31,445
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at *30.6.2005*	**39,161**	**2,469**	**2,139**	**105**	**(12,429)**	**-**	**31,445**
Balance at *1.7.2005*	39,161	2,469	2,139	105	(12,429)	-	31,445
Conversion of Pref A to ordinary equity	2,469	(2,469)	-	-	-	-	-
Transfer of expired options to ordinary equity	105	-	-	(105)	-	-	-
Shares issued during the year (net of transaction costs incurred)	6,990			-	-	-	6,990
Loss attributable to members of parent entity	-			-	(6,790)	-	(6,790)
Sub-total	48,725	-	2,139	-	(19,219)		31,645
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at *30.6.2006*	**48,725**	-	2,139	-	**(19,219)**	-	**31,645**

Consolidated Cash Flow Statement
For the year ended 30 June 2006

	2006 $'000	2005 $'000
Cash flows related to operating activities		
Receipts from customers	689	779
Payments to suppliers and employees	(7,990)	(8,979)
Interest and other items of similar nature received	141	198
Interest and other costs of finance paid	-	-
Other		
Grants	1,759	1,250
Legal Cost Recovery	215	300
Net operating cash flows	**(5,186)**	**(6,452)**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(32)	(113)
Payment for acquisition of businesses	(1,441)	-
Payment for purchases of intellectual property	(667)	-
Loans to other entities	-	-
Loans repaid by other entities	-	-
Other	-	-
Net investing cash flows	**(2,140)**	**(113)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc.)	5,296	7,877
Proceeds from borrowings	-	-
Other	-	-
Net financing cash flows	**5,296**	**7,877**
Net increase (decrease) in cash held	(2,030)	1,312
Cash at beginning of period	4,016	2,704
Consolidation adjustments	-	-
Cash at end of period	**1,986**	**4,016**

Dividends

No dividend has been declared and no dividend payment has been made during this year.

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Ratios

Earnings per security (EPS)	2006 $'000	2005 $'000
Basic EPS	($0.03)	($0.03)
Diluted EPS	($0.02)	($0.02)

Net Tangible Asset backing	2006 $'000	2005 $'000
Net tangible asset backing per ordinary security	$0.02	$0.02

Notes to the Consolidated Income Statement

Revenue and expenses from ordinary activities

	2006 $'000	2005 $'000
Revenue from ordinary activities		
Revenue from services and goods	802	608
Other		
Grants	1,703	1,137
Legal Cost Recovery	-	303
Sundry Income	19	11
Interest revenue	143	198
Total	2,667	2,257
Expenses		
ASX/ASIC/Share registry	93	133
Inventories purchased	564	830
Directors fees	213	433
Employee benefits expense	5,159	4,271
Rental expenses	242	107
Consulting	944	1,182
Travel	428	349
Insurance	73	86
Legal expense	303	1,265
License Fee	1	272
Patent costs	372	335
Other expenses	622	461
Amortisation of Intellectual Property	324	-
Depreciation and amortisation excluding amortisation of intangibles	119	123
Total	9,457	9,847

Notes to the Consolidated Balance Sheet

Consolidated Accumulated Losses

	2006 $'000	2005 $'000
Accumulated losses at the beginning of the financial period	(12,429)	(6,320)
Net loss attributable to members	(6,790)	(6,109)
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(19,219)**	**(12,429)**

Reconciliation of net cash provided by operating activities to operating profit after income tax

	2006 $'000	2005 $'000
Operating loss after income tax	(6,790)	(7,590)
Depreciation & Amortisation	430	123
Share based payments to employees	1,090	1,144
Consultancy fee paid in shares	-	122
Baxall Deposit paid in shares	150	
Gain on consolidation	-	-
Increase /(Decrease) in creditors	236	(518)
Increase/(Decrease) in provisions	3	36
(Increase)/Decrease in trade & other debtors	(305)	232
Net cash used in operating activities	**(5,186)**	**(6,452)**

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	2006 $'000	2005 $'000
Cash on hand and at bank	1,986	4,016
Total cash at end of period	**1,986**	**4,016**

Control gained over entities having material effect

Name of entity:	N/A

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 1: Basis of Preparation

The consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Equivalents to International Financial Reporting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report is read in conjunction with any public announcements made by the Company and its controlled entities during the year in accordance with continunous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied and disclosed in the 31 December 2005 Half Year Report. This report does not include full disclosures of the type normally included in an annual financial report.

NOTE 2: First-time adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

As this is the first full year financial report prepared based on AIFRS, reconciliations of equity (equivalent to net assets), as at 30 June 2006 and 30 June 2005, and profits, for the years 30 June 2006 and 30 June 2005, under AIFRS are reconciled to the balances reported under the old accounting standards in the tables below:

Reconciliation of Equity at 30 June 2005	Note	Economic Entity Previous GAAP at 30 June 2005 $	Adjustments on introduction of Australian equivalents to IFRS $	Australian equivalents to IFRS at 30 June 2005 $
CURRENT ASSETS				
Cash assets		4,015,783	-	4,015,783
Prepayments		19,112	-	19,112
Receivables		285,437	-	285,437
TOTAL CURRENT ASSETS		4,320,332	-	4,320,332
NON-CURRENT ASSETS				
Intellectual Property		27,184,330	-	27,184,330
Other financial assets		527,506	-	527,506
Property, plant and equipment		293,378	-	293,378
Other		4	-	4
TOTAL NON-CURRENT ASSETS		28,005,218	-	28,005,218
TOTAL ASSETS		32,325,550	-	32,325,550
CURRENT LIABILITIES				
Payables		635,876	-	635,876
Provisions		244,908	-	244,908
TOTAL CURRENT LIABILITIES		880,784	-	880,784
TOTAL NON-CURRENT LIABILITIES		-	-	-
TOTAL LIABILITIES		880,784	-	880,784
NET ASSETS		31,444,766	-	31,444,766
EQUITY				
Contributed equity	(a)	42,730,086	1,143,999	43,874,085
Reserves		-	-	-
Retained Profit / (losses)	(a)	(11,285,320)	(1,143,999)	(12,429,319)
Parent entity interest		31,444,766	-	31,444,766
Outside equity interest			-	
TOTAL EQUITY		31,444,766	-	31,444,766

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 2: First-time adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS)

Reconciliation of Income Statement for the year ended 30 June 2005	Note	Previous GAAP $	Effect of transition to Australian equivalents to IFRS $	Australian equivalents to IFRS $
Revenues from ordinary activities		2,257,257	-	2,257,257
Raw materials and consumables used		(830,082)	-	(830,082)
Employee benefits expense	(a)	(3,127,583)	(1,143,999)	(4,271,582)
Depreciation and amortisation expense		(123,115)	-	(123,115)
Rental Expense		(107,182)	-	(107,182)
Consulting Expense		(1,180,633)	-	(1,180,633)
Travel Expense		(348,677)	-	(348,677)
License Fees		(272,410)	-	(272,410)
Legal Expense		(1,264,575)	-	(1,264,575)
Patent Costs		(335,465)	-	(335,465)
Insurance Expense		(86,036)	-	(86,036)
Directors Fees		(432,712)	-	(432,712)
ASX / ASIC & Share Register Fees		(70,887)	-	(70,887)
Other expenses from ordinary activities		(524,159)	-	(524,159)
Profit from ordinary activities before income tax expense		(6,446,259)	(1,143,999)	(7,590,258)
Income tax expense relating to ordinary activities		-	-	-
Profit (loss) from ordinary activities after related income tax expense		(6,446,259)	(1,143,999)	(7,590,258)
Profit (loss) from extraordinary item after related income tax expense/(revenue)		-	-	-
Net profit (loss)		(6,446,259)	(1,143,999)	(7,590,258)
Net profit (loss) attributable to outside equity interests		1,480,786	-	1,480,786
Net profit attributable to members of the parent entity		(4,965,473)	(1,143,999)	(6,109,472)
Total changes in equity other than those resulting from transactions with owners as owners		(4,965,473)	(1,143,999)	(6,109,472)

(a) For the financial year ended 30 June 2005, employee benefits expenses increased by $1,143,999 in both the consolidated entity and the company representing the share-based remuneration expense for the period. Similarly, Share Capital has also increased in both the consolidated entity and the company by $1,143,999.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 3: Contributed Equity

	2006 $	2005 $
a) 323,744,665 (2005:216,016,902) **Ordinary Shares Fully Paid**	48,724,856	39,161,456
b) Nil (2005:23,686,217) Preference A Shares	-	2,468,517
23,686,282 (2005:23,686,282) Preference B Shares	2,139,410	2,139,410
c) Nil (2004: 37,415,851) Options exercisable at 40 cents on or before 12 January 2006	-	104,702
	50,864,266	43,874,085

	2006 $	2005 $
(a) Movements During the Period		
Ordinary Issued and fully paid Share Capital		
Opening balance at the beginning of the reporting period	39,161,456	29,928,591
Issue of 21,865,740 fully paid ordinary shares- September 2004		5,856,500
Issue of 85,000 fully paid shares pursuant to option exercise December 2004		17,000
Issue of 13,600,000 fully paid ordinary shares - December 2004		-
Issue of 11,149,626 fully paid shares pursuant to option exercise		
Dec-04		336,452
Jan-05		1,891,148
Option expiry January 2005		100,000
Issue of 700,000 fully paid ordinary shares - January2004		-
Issue of 800,000 fully paid ordinary shares- July 2005		112,000
Vesting of Employee Share Plan - AIFRS adjustment		1,143,999
Issue of 3,300,000 fully paid ordinary shares- July 2005 1/3 vested (Share-Based Payments)	100,100	
Issue of 700,000 fully paid ordinary shares- August 2005 (Share-Based Payments)	80,500	
Buy Back of 1,600,000 fully paid ordinary shares- November 2005	(160)	
Issue of 2,840,909 fully paid ordinary shares- July 2005	250,000	
Conversion of Preference A Shares - January 2006	2,468,517	
Issue of 258,333 fully paid ordinary shares - January 2006 (Share-Based Payments)	23,508	
Issue of 51,837,500 fully paid ordinary shares - January 2006	4,147,000	
Option expiry – January 2006	104,702	
Issue of 16,912,500 fully paid ordinary shares - February 2006	1,353,000	
Issue of 4,580,948 fully paid ordinary shares - June 2006 (Share-Based Payments)	395,602	
Issue of 1,992,032 fully paid ordinary shares - June 2006	100,000	
Issue of 2,419,355 fully paid ordinary shares - June 2006 (Share-Based Payments)	150,000	
Vesting of Employee Share Plan - July 2006 – (Share Based Payments)	942,666	
Transaction Costs relating to Share Issues	(552,035)	(226,234)
Closing balance at the end of the reporting period 323,744,665	48,724,856	39,161,456

(b) Movements During the Period	2006 $	2005 $
Unquoted Preference Shares pursuant to acquisition of QRSciences Pty Ltd		
Opening balance at the beginning of the reporting period	4,607,957	-
Issue of Preference shares pursuant to acquisition of QRSciences Pty Ltd		
23,686,217 Preference A		2,468,547
23,686,282 Preference B		2,139,410
Conversion of Preference A Shares to Ordinary Shares - January 2006	(2,468,547)	
Closing balance at the end of the reporting period	2,139,410	4,607,957

(c) Movements During the Period	2006 $	2005 $
Options to subscribe for Ordinary Shares exercisable at 20 cents on or before 12 January 2005		
Opening balance at the beginning of the reporting period 21,760,000		100,000
Option expiry January 2005		(100,000)
Closing balance at the end of the reporting period	-	-

(d) Movements During the Period	2006 $	2005 $
Options to subscribe for Ordinary Shares exercisable at 40 cents on or before 12 January 2006		
Opening balance at the beginning of the reporting period 18,662,586	104,702	-
Issue of 10,857,870 options on September 2004 exercisable at 40 cents before 12 January 2006	-	-
Issue of 7,895,395 options on September 2004 exercisable at 40 cents before 12 January 2006 pursuant to acquisition of QRSciences Pty Ltd		104,702
Option expiry January 2006	(104,702)	
Closing balance at the end of the reporting period	-	104,702

Movements During the Period	2006 $	2005 $
Options to subscribe for Ordinary Shares exercisable at 60 cents on or before 12 January 2006		
Opening balance at the beginning of the reporting period 3,000,000	-	-
Option expiry January 2006	-	
Closing balance at the end of the reporting period - Nil	-	-

Movements During the Period	2006 $	2005 $
Options to subscribe for Ordinary Shares exercisable at $1.00 on or before 12 January 2006		
Opening balance at the beginning of the reporting period 3,000,000	-	-
Option expiry January 2006	-	
Closing balance at the end of the reporting period - Nil	-	-

NOTE 4: Contingent Liabilities

There are no contingent liabilities to be disclosed as at 30 June 2006.

COMMENTARY ON THE RESULTS FOR THE PERIOD

QRSciences Holdings Limited (QRSciences) is a leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. The Company designs, develops and sells systems, sub-systems, components and software for security-related applications. Applications for the technologies include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

Consolidated Result

Revenue for the year ended 30 June 2006 increased 18% over the prior period, and totalled $2.7 million. This comprised $0.8 million from sales and consulting, $1.7 million in grants and $0.2 million from sundry income. The loss after tax attributable to members for the year was $6.8 million, an increase of 11%.

Expenditure for the year related to staff and overheads within the headquarters in Western Australia, costs of managing intellectual property (IP) and associated amortisation of IP, administrative costs associated with being a public company and expenses related to the running of QRSciences' office in the United States.

Balance Sheet and Cash Flow

QRSciences' net asset position at 30 June 2006 was $31.6 million, a level similar to that of the preceding year end. Cash reserves approximated $2 million, and the Company carried no interest-bearing debt.

In February 2006 the Company completed a Section 708 placement raising $5.5 million ($5.0 million net of capital raising costs), with the funds used largely for working capital needs.

In September 2005, QRSciences accepted a $5 million working capital facility from the At Call Equity Fund (ACE Fund) based in Melbourne, Australia. This facility will provide a working capital reserve for QRSciences to assist with business development and product launches both in Australia and overseas. To date, the Company has drawn on $300,000 of this facility.

The carrying value of the Company's Intellectual Property (IP) has increased to $39.8 million, reflecting the acquisition of a portfolio of complementary patent families from BTG International for $12.6 million. Related consideration is payable in cash over an extended timeframe and is payable at the discretion of QRSciences' Board.

During the year QRSciences acquired a 16.55% interest in Spectrum San Diego Incorporated for $1.8 million, settled through a mixture of cash and shares, and issued shares equivalent to $0.15 million as part of an initial payment for the intended purchase of 100% of Baxall Australia Pty Ltd. The cash component of the initial payment for Baxall, amounting to $0.05 million, was an after balance date event. More recently, on 5 September 2006 the Company made a further $1 million payment to Baxall.

REVIEW OF OPERATIONS AND PRINCIPAL ACTIVITIES

The Company's focus is on commercialising two patented magnetic sensing applications that it has developed. Quadrupole Resonance (QR) is one of those technologies. QR is a substance detection technology that probes a target using radio waves to identify unique atomic characteristics of molecules through a signal response measurement. The process positively identifies the chemical fingerprint that has been targeted. QR can detect a range of explosives and has potential applications in the detection of narcotics, biochemical agents and pharmaceuticals.

There has been no significant change in the nature of the economic entity's principal activities during the period. Notable operational events over the course of the year to 30 June 2006 included:

Launch of QXR1000

In September 2005, QRSciences announced that the QXR1000, a screening device manufactured and distributed by Rapiscan Security Systems and embedded with QRSciences technology, was available for sale. The QXR1000 incorporates Rapiscan's X-ray system and QRSciences' proprietary hardware and software developed in Australia over the past several years, and was presented before the United States House Committee on Homeland Security.

Pilot Program with Gilardoni in Italy

In October 2005, QRSciences announced that it was commencing a pilot program of combined QR and X-ray systems with Gilardoni SpA at an undisclosed primary airport in Italy. Gilardoni is the dominant supplier of X-ray equipment for security purposes in Italy and supplies X-ray, components for X-ray and ultrasound equipment to an established client base throughout Europe, Asia and South America.

Working Trial with the Singaporean Immigration and Checkpoint Authority

In October 2005, the Company commenced a working trial with the Singaporean Immigration and Checkpoint Authority taking place at a major checkpoint used by more than 100,000 people daily. QRSciences entered commercial discussions with Arrowcrest Technologies Pty Ltd and Singapore Technologies Electronics (ST Electronics) teaming with both parties to co-ordinate the trial of the Company's T3-03 Explosive Detection System.

Technology Unveiled at Parliament House, Canberra

In December 2005, QRSciences' technology was unveiled for the Australian Government at Parliament House in Canberra. Two products were demonstrated, Rapiscan's QXR1000 and QRSciences' proprietary T3-03.

Advanced Metal Detection Technology (AMDS)

QRSciences announced the development of an advanced metal detection technology (AMDS) which is capable of detecting metal shapes and metal characteristics in scanned objects. The technology has immediate applications in weapons and improvised explosive device (IED) detection for baggage, cargo, personnel and shoe screening and landmine detection. The Company has contracted with Australian Customs Service for work on an advanced weapon detection system for international mail and package inspection. At least $2.5 million in related revenue is expected over the next eighteen months.

Option to Purchase 14 Quadrupole Resonance (QR) Patent Families

In February 2006, QRSciences acquired an option to purchase 14 QR-linked patent families from BTG International Limited, a London-based medical innovations company and QRSciences' third largest shareholder. Under the agreement with BTG, QRSciences has made a payment of US$0.5 million to exercise the option. Following the acquisition of the patents, QRSciences becomes the owner of the world's largest and most comprehensive IP portfolio in the field of QR and positions the Company to become a toll-booth for QR commercialisation efforts in several key markets around the world, including the United States, Canada, Israel, the United Kingdom, Western Europe, Australia and parts of Asia.

Acquisition of up to 27.4% of Spectrum San Diego Incorporated

On 21 February 2006, the Company announced that it had finalised a transaction for the acquisition of up to 27.4% of Spectrum San Diego Incorporated (Spectrum). Terms of the agreement include the acquisition of preferred Spectrum stock for a combined cash and equity payment of US$2.6 million, with an option to buy all the outstanding common stock on or before 18 February 2009. Spectrum is based in San Diego, California and specialises in the design and commercialisation of electronic imaging and

instrumentation systems including X-ray devices for personnel and baggage screening and innovative ultra high resolution and wide field of view surveillance cameras.

Cross Licence with GE Security

In May 2006, the Company finalised an agreement to cross licence a suite of patents and patent applications with GE Security, a business affiliate of the General Electric Company. Under the terms of the licence, QRSciences will earn royalties on GE products incorporating the Company's patented IP, and GE will earn royalties on QRSciences' products that incorporate GE's proprietary patents and patents licensed to GE by the U.S. Naval Research Laboratory. The agreement provides the Company with a new revenue stream from the sale of GE products.

Recognition by US and Australian Governments

In June 2006, the Company received important recognition from the United States and Australian Governments following official meetings in Washington with reference to the Australian Customs Service participating in bilateral discussions with the United Sates to collaborate on counter-terrorism technologies. Both Governments identified QRSciences' AMDS technology as a possible solution to identify dis-assembled firearms and firearm components in packages and baggage.

Preferred Pricing and Purchase Agreement with Rapiscan Systems

In June 2006, QRSciences reached agreement with Rapiscan Systems, giving Rapiscan preferred pricing and licensing rights over technology developed by QRSciences that makes up part of the co-developed Rapiscan QXR1000 baggage and package screening system. Under the terms of the agreement Rapiscan will maintain preferred pricing and licensing rights provided it places minimum orders in each of the next 4 years which in aggregate total approximately $33 million.

Narcotic Detection with HM Customs and Australian Customs Service

In June 2006, QRSciences commenced coordinated testing with HM Customs and Australian Customs Service, looking at the capability of QR technology for narcotic detection. The illegal import of narcotics continues to be a significant global problem contributing to crime and terrorism, and in response QRSciences has extended the detection capability of its QR technology to include narcotic substances that are of interest to the various regulators.

Acquisition of Baxall Australia Pty Ltd

In June 2006, QRSciences executed a Letter of Intent (LOI) to acquire the business and key assets of Baxall Australia Pty Ltd (Baxall). Baxall was established in Port Melbourne in March 2005 as a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders and related components. The acquisition provides QRSciences with an established sales team and access to the vibrant and growing $150 million per year Australian CCTV distribution market, one of the fastest growing markets in the Homeland Security space. The business is expected to be profitable and to earn in excess of $10 million in revenue in the 2007 financial year. QRSciences expects to complete this acquisition in the second half of the 2006 calendar year.

EVENTS SUBSEQUENT TO REPORTING DATE

Distribution Rights to SentryScope

On 4 July 2006 the Company completed an agreement with Spectrum to sell and distribute the SentryScope™ video surveillance system. Under the agreement, QRSciences will be the exclusive distributor of SentryScope™ equipment in Australia, New Zealand, Japan, Taiwan and India. In addition, QRSciences has acquired non-exclusive rights to sell and distribute the equipment to the U.S. Federal Government, including key customers at the U.S. Department of Defence and Department of Homeland Security.

Consolidation of Share Capital

At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 10 for 1 consolidation of the Company's issued share capital.

Share Purchase Plan

On 12 July 2006, the Company invited eligible shareholders to participate in a Share Purchase Plan. The Plan offered shareholders recorded on the register of members at 5:00pm, 11 July 2006 the opportunity to acquire either 10,000, 8,000, 6,000 or 4,000 shares in the Company at a price of $0.50 per share. The issue price was at an 8.45% discount to the five day volume weighted average price in the five days of trading prior to 12 July 2006. The Company closed the Plan on 25 August 2006 raising approximately $1.5 million, and on 7 September 2006 issued 2,992,000 shares.

Capital Raising

QRSciences has placed $ 2 million to institutions and sophisticated investors. The company has issued an additional 4 million shares at a price of 50 cents per share.

The Share Purchase Plan and Placement has raised $ 3.5 million in total after balance date.

Move to Majority Non-Executive Board

In a series of steps, QRSciences has realised previously announced plans to move to a majority non-executive Board. On 14 August 2006, Mr Gary Pennefather and Dr Timothy Rayner retired as Directors. Both remain full time executives of the company, with Dr Rayner as Chief Technology Officer and Mr Pennefather as Vice President, Commercial Systems. On 21 August 2006 the Company appointed Mr Robert Halverson and, on 11 September 2006, Mr Raymond Schoer as Non-Executive Directors. Between them, Mr. Halverson and Mr Schoer bring considerable experience in the areas of government, international relations, business and corporate governance.

Alliance with Singapore Technologies Electronics

On 4 September 2006, the Company announced that after completing a successful working trial with the Singaporean Immigration and Checkpoint Authority, Singapore Technologies Electronics (ST Electronics) has commenced sales and marketing of QRSciences' explosive detection technology in several countries in the Asian region and parts of the Middle East. ST Electronics, a wholly owned subsidiary of Singapore Technologies Engineering, is currently marketing the QRSciences-developed T3-03 Explosive Detection System.

Collaboration to Develop Pharmaceutical Quality Control and Assurance Solution

On 6 September 2006, QRSciences announced that it had entered into an agreement with AstraZeneca, Merck, Sharp and Dohme and King's College London to develop a QR-based pharmaceutical analysis instrument. QR can be used in the quantification of pharmaceuticals and the identification of polymorphs, as well as detection, analysis and quality control of pharmaceuticals at all stages of the manufacturing and distribution chain. The two main objectives of the collaborative project are to develop a prototype pulsed radio frequency QR spectrometer suitable for use in pharmaceutical analysis, and to extend the range of substances that can be detected by focusing on higher frequencies.

Annual meeting

The annual meeting will be held as follows:

Place	To be advised
Date	To be advised
Time	To be advised
Approximate date the annual report will be available	15 October 2006

Compliance statement

This report is based on accounts which have not yet been audited. The audit is currently being completed and the audit report will be available with the Company's annual report.

Sign here: Date: 13 September 2006

(Company Secretary)

Print name: Darren Bromley

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2006

TIME: 14:24:10

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**12/09/06**
Document Ref:	**333**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

QRSciences
Holdings Limited

12 September 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

Attached is an Appendix 3B for the issue of 4,000,000 Ordinary Shares ("shares") in QRSciences Holdings Limited ("QRS").

QRS has raised $ 2 million from institutions and sophisticated investors in the United States and Australia at a price of 50 cents per share.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000,000 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,000,000 @ $0.50 per share (50 cents)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary Shares for working capital and general operating expenses of the business.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 September 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
39,366,752** *(** 616,669 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,368,677	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 12 September 2006

Print name: Darren Bromley

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/09/2006

TIME: 18:46:22

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**12/09/06**
Document Ref:	**332**
Release Time:	**Immediate**
Subject:	**Appoints Ray Schoer as Non-Executive Director**

QRSciences
Holdings Limited

APPOINTS RAY SCHOER AS NON-EXECUTIVE DIRECTOR

QRSciences Holdings (QRS) is pleased to announce the appointment of Ray Schoer as a Non-Executive Director. Mr. Schoer has a long and distinguished business career. After holding senior positions in several government departments, including the Australian Treasury, he was appointed Chief Executive Officer of the National Companies and Securities Commission (NCSC), the forerunner to ASIC, in 1980 and oversaw the first ten years of this regulatory body's operation.

From 1990 he was National Director of the Australian Stock Exchange, serving on numerous government, international and stock exchange committees. He resigned from this position in 1995 to become Principal of his own consulting business, Schoer Consulting Pty Limited, which provides a wide range of consulting services to organisations such as the World Bank, the Asian Development Bank and the Australian Agency for International Development.

Mr Schoer is currently Chairman of Sydney Gas, Australia Pacific Exchange, Rabinov Diversified Property Trust and Zelos Resources NL. In November 2005, he retired as Chairman of IOOF Holdings, following an eleven year association with the IOOF group in a non-executive capacity.

Kevin Russeth, QRS's Chief Executive Officer, commented: "We are very pleased to have attracted someone of Mr Schoer's calibre. He brings to the QRS Board considerable business and corporate governance experience, which complements existing Board strengths and which will prove invaluable as the Company progressively commercialises its core technologies. This appointment concludes our previously stated plans to move towards a majority non-executive Board.

Mr Schoer said: "The opportunities for the Company's unique technologies are now rapidly expanding, particularly in the areas of explosives and narcotics detection. I look forward to contributing to this important period in QRS's history, as it begins to realise the value of its intellectual property and technologies."

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/09/2006

TIME: 09:59:35

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints Ray Schoer as Non-Executive Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert George Halverson
Date of last notice	23 August 2006 (Appendix 3X)

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 September 2006
No. of securities held prior to change	Direct – 60,000 Ordinary Shares.
Class	Fully paid Ordinary
Number acquired	Direct – 10,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $5,000 ($0.50 / share)
No. of securities held after change	Direct – 70,000 Ordinary Shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/09/2006

TIME: 13:16:57

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**8/09/06**
Document Ref:	**330**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

QRSciences
Holdings Limited

8 September 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

Dear Sir / Madam

Attached is an Appendix 3B for the issue of 2,992,000 Ordinary Shares ("shares") in QRSciences Holdings Limited ("QRS") relating to the recent Share Purchase Plan.

On 31 August 2006, QRS announced that it had raised $1.51 million and would issue 3,020,000 shares. The 28,000 shares ($14,000) discrepancy in this notice relates to refunded applications in accordance to Clause 6 of the Share Purchase Plan Terms and Conditions.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,992,000 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/09/2006

TIME: 13:16:05

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**06/09/06**
Document Ref:	**329**
Release Time:	**Immediate**
Subject:	**QRSciences Formalises Collaboration with Leading Manufacturers to Develop Pharmaceutical Quality Control and Assurance Solution**

QRSciences
Holdings Limited

QRSciences Formalises Collaboration with Leading Manufacturers to Develop Pharmaceutical Quality Control and Assurance Solution

QRSciences Holdings Limited (QRS:ASX) (QRSHY: PK), a leader in the development of Quadrupole Resonance (QR) technology, announced today that it has entered into an agreement with AstraZeneca (AZ), Merck, Sharp and Dohme (MSD) and King's College London (KCL) to develop a QR-based pharmaceutical analysis instrument.

The partnership brings together end users and technology suppliers to develop a QR-based system for various roles within the pharmaceutical drug discovery and manufacturing industry. QR technology, a radio frequency (RF) spectroscopic method, can be used in the quantification of pharmaceuticals and the identification of polymorphs as well as detection, analysis and quality control of pharmaceuticals at all stages of the manufacturing and distribution chain.

The two main objectives of the collaborative project are to develop a prototype pulsed RF QR spectrometer suitable for use in pharmaceutical analysis and to extend the range of substances that can be detected by focusing on higher frequencies. The project will be conducted at QRSciences' facilities in Western Australia, at King's College London and at MSD's and AZ's respective research facilities at Hoddesdon and Macclesfield in the U.K.

"This agreement demonstrates user support for developing new pharmaceutical analysis methods based on QR technology" said Dr. Timothy Rayner, Chief Technology Officer, QRSciences. "We believe our expertise in developing highly sensitive detection systems, coupled with input from the end users at the early stages of the program, will ensure the resulting systems match the needs and requirements of the pharmaceutical industry."

"The potential benefit of QR-based analysis systems for the pharmaceutical industry is significant" said Prof. John A. S. Smith, King's College. "The non-invasive and non-destructive nature of the technology allows analysis of the active pharmaceutical compound in situ within a formulation and within its packaging. QR-based analysis therefore lends itself to convenient deployment within the drug discovery and manufacturing process and possibly even within clinical environments."

Kevin Russeth, Chief Executive Officer of QRSciences added: "This could lead to a significant new business area for our company. We're encouraged that we have attracted the support of, and established strong relationships with, such key pharmaceutical industry participants at the outset, and are confident that we can introduce valuable new tools to this market. This initiative is in line with our stated strategy of pursuing product sales via strategic partners that are leading players in our target markets."

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security, industrial process control and related applications including explosive and narcotic detection, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/09/2006

TIME: 10:02:33

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To collaborate with leading pharmaceutical manufacturers

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	18 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	28 August 2006
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,107,500 Fully paid Ordinary shares.
Class	Fully paid Ordinary
Number acquired	Direct – 30,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $15,000 ($0.50 / share)
No. of securities held after change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,137,500 Fully paid Ordinary shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**04/09/06**
Document Ref:	**327**
Release Time:	**Immediate**
Subject:	**QRSciences' Alliance with Singapore Technologies to Focus on Asia and Middle East**

QRSciences Holdings Limited

__JOINT ASX AND MEDIA RELEASE__

4 September 2006

QRSCIENCES' ALLIANCE WITH SINGAPORE TECHNOLOGIES TO FOCUS ON ASIA AND MIDDLE EAST

After completing a successful working trial with the Singaporean Immigration and Checkpoint Authority, Singapore Technologies Electronics (ST Electronics) has commenced sales and marketing of QRSciences' (ASX:QRS) (QRSNY:PK) explosive detection technology in several countries in the Asian region and parts of the Middle East.

ST Electronics, a wholly owned subsidiary of Singapore Technologies Engineering (ST Engineering), is currently marketing the QRSciences-developed T3-03 Explosive Detection System, which has a unique ability to identify explosives through a scanning technology called Quadrupole Resonance (QR).

QR is a non-invasive radio frequency technique with the ability to identify chemical signature of a range of difficult to detect explosives and some trafficable narcotics.

QRSciences Chief Executive Officer Kevin Russeth said "ST Electronics has been marketing our technology for a few months and we expect sales through this channel imminently. ST Electronics is a valuable addition to the range of strategic partnerships and alliances that we have formed, including those with Rapiscan Systems and General Electric Security. Collectively, these have the potential to deliver significant commercial sales for our QR technology."

ST Electronics and QRSciences are in ongoing discussions to explore additional ways for collaboration and believe that the relationship will develop into a broader commercial alliance to deliver additional products and solutions to the Homeland Security market.

"Asia and the Middle East represent important markets for QRSciences," Mr. Russeth said.

"A commercial relationship with ST Electronics puts QRSciences in a strong position to sell its technology in the region."

Over the past year ST Electronics has trialed the T3-03 Explosive Detection System at undisclosed locations in Singapore and the Middle East.

About ST Electronics

ST Electronics is a wholly owned subsidiary of ST Engineering. ST Engineering is an integrated engineering group providing solutions and services in the aerospace, electronics, land systems and marine sectors. ST Engineering is listed on the Singapore Exchange Ltd (SGX:ST Engg) with revenues of approximately S $ 3b in 2004. Its market capitalisation of approximately S $8b ranks it as one of the largest companies listed on the Singapore Stock Exchange. ST Engineering has 16,000 employees worldwide, and more than 100 subsidiaries in 17 countries and 29 cities. For more information please visit www.stengg.com.

For more information on ST Electronics please visit: http://www.stee.st.com.sg

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/09/2006

TIME: 13:00:42

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Alliance with Singapore Technologies

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**31/08/06**
Document Ref:	**326**
Release Time:	**Immediate**
Subject:	**CLOSES SHARE PURCHASE PLAN**

QRSciences Holdings Limited

CLOSES SHARE PURCHASE PLAN

QRSciences Holdings Limited's Share Purchase Plan has concluded raising $1.51 million. The company will issue 3,020,000 shares to relevant parties as soon as practically possible.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/08/2006

TIME: 09:53:10

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Closes Share Purchase Plan

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert George Halverson
Date of appointment	21 August 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
60,000 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2006

TIME: 13:19:32

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**21/08/06**
Document Ref:	**324**
Release Time:	**Immediate**
Subject:	**APPOINT FORMER SPEAKER OF THE HOUSE AS NON-EXECUTIVE DIRECTOR**

QRSciences
Holdings Limited

APPOINT FORMER SPEAKER OF THE HOUSE AS NON-EXECUTIVE DIRECTOR

QRSciences Holdings (QRS) is pleased to announce the appointment of Bob Halverson, OBE, as a Non-Executive Director. Mr. Halverson has had a long and distinguished career in the service of Australia, firstly with the Royal Australian Air Force, then as a member of the Australian Federal Parliament and as Speaker of the House of Representatives, more recently in the Department of Foreign Affairs and Trade as Australian Ambassador to Ireland and the Holy See.

Kevin Russeth, QRS's Chief Executive Officer, commented: "I am delighted that Mr Halverson has agreed to join the QRS Board. He brings with him considerable experience in the areas of government, international relations and finance, which complements existing Board expertise in aviation and homeland security. We have a strong pool of the necessary skills and experience at Board level to oversee the Company's progressive commercialisation of its core technologies. This appointment continues the Company's previously stated plans to move towards a majority non-executive Board."

"It is a fantastic opportunity to be associated with this emerging Australian company" Mr Halverson commented, "It is evident that there is a clear need for QRSciences' technologies worldwide. I look forward to assisting the company as it moves to the next level."

A more detailed description of Mr Halverson's career is attached.

Mr Bob Halverson – Career History

1956 to 1981 - Royal Australian Air Force, concluding as group captain in the area of materials acquisition, explosives and fuels management and supply train activities.

1966 to 1969 - Additionally served on the defence staff of the Australian Embassy, Washington, USA.

1975 to 1978 – Served with Royal Air Force, for which he was honoured with the award of an OBE.

1981 to 1984 - Worked at Robertson Thompson Partners, stockbrokers, as a financial adviser, completing the Securities Institute of Australia course in 1984.

1984 to 1998 - Member of the Australian Federal Parliament.

1994 to 1998 - Chief Opposition Whip until 1996, and subsequent to the Howard Government's election, served as Speaker of the House of Representatives in Canberra until 1998. During that period he led numerous delegations overseas and represented Australia at a number of meetings of the Asia Pacific Parliamentary Forum and the International Democratic Union.

1999 to 2003 - Following his retirement from the parliament, Mr Halverson became the Australian Ambassador to Ireland and the Holy See.

Mr Halverson is a Knight of the Order of Pius IX and holds an honorary doctorate from Victoria University.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Timothy James Rayner
Date of last notice	18 August 2006
Date that director ceased to be director	14 August 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
100,000 Fully paid Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRSCIENCES HOLDINGS LIMITED	
ABN 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Gary Bruce Pennefather
Date of last notice	15 April 2004
Date that director ceased to be director	14 August 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
175,002 Fully paid Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

QRSciences Holdings Limited

18 August 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir / Madam

QRSciences Holdings Limited advises that, as per the company's announcement on 28 July 2006, Mr Gary Bruce Pennefather and Dr Timothy James Rayner have retired as Directors.

Both will remain full time executives of the company, with Dr Rayner as Chief Technology Officer, and Mr Pennefather as Vice President, Commercial Systems.

The Board plans to appoint a Non-Executive Director in the near future.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited	
ABN: 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	16 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	17 August 2006
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,087,500 Fully paid Ordinary shares.
Class	Fully paid Ordinary
Number acquired	Direct – 20,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $12,000 ($0.60 / share)
No. of securities held after change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,107,500 Fully paid Ordinary shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	31 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	11 August 2006
No. of securities held prior to change	Indirect – 254,750 Fully paid Ordinary shares. Direct – 1,067,500 Fully paid Ordinary shares.
Class	Fully paid Ordinary
Number acquired	Indirect – 4,000 Ordinary shares Direct – 20,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Indirect $2,000 ($0.50 / share) Direct $10,500 ($0.525 / share)
No. of securities held after change	Indirect – 258,750 Fully paid Ordinary shares. Direct – 1,087,500 Fully paid Ordinary shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**15/08/06**
Document Ref:	**318**
Release Time:	**Immediate**
Subject:	**Bomb Plot Highlights The Need For Improved Checkpoint Screening**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

BOMB PLOT HIGHLIGHTS THE NEED FOR IMPROVED CHECKPOINT SCREENING

15 August, 2006 Perth, Western Australia: The detention in London of individuals alleged to have plotted to blow up multiple airliners over the Atlantic Ocean has caused widespread disruption to the United Kingdom's aviation system. This has brought into sharp focus the pressing need for a wholesale re-evaluation of how airports do checkpoint screening worldwide.

While major advances have been made in many areas of aviation security, the deployment of technology and processes used in checkpoint screening have not kept pace with the developing threat. Current equipment and procedures are better suited to the prevention of hijackings rather than the detection of improvised explosives and suicide bombers. New technology, available now, that can detect improvised explosives and suicide bombers should be expedited and implemented quickly. Given that the threat trajectory has broadened substantially in recent years, it is incumbent upon all stakeholders including the responsible governments and regulatory bodies to address the limitations of checkpoint screening as a matter of urgency.

Former Head of Security of Heathrow Airport and QRSciences (ASX:QRS) Director, Mr. Norman Shanks said the lack of sophisticated carry on hand baggage screening remains the largest single threat to aviation security.

"The use of existing X-ray screening technology is deficient as it requires a significant amount of human analysis with room for mistakes," Mr. Shanks said.

"X-ray checkpoint screening needs to be complemented with new technologies that help to achieve substantial improvements in detection like Quadrupole Resonance (QR) developed by Australian company, QRSciences", he continued.

"QR technology utilises low frequency radio waves to detect a range of difficult to identify explosives providing the travelling public with greater confidence in aviation travel." concluded Mr. Shanks.

"Unfortunately the established method of screening passengers and their hand baggage is no longer effective. Terrorist groups have repeatedly demonstrated the ability to identify weaknesses in the checkpoint screening process and exploit them to their advantage" commented Kevin Russeth, Chief Executive Officer of QRSciences.

"The events of the past few days have underscored the urgency to re-evaluate current checkpoints and move rapidly toward comprehensive screening of passengers and their hand carried baggage for a much wider range of explosives in various configurations in addition to the search for more traditional weapon threats. It's important that a broad upgrade to both processes and technology is implemented to remove the systematic holes in the current capability. The piecemeal response of the past where screening processes have been adapted to narrowly counter the most recent incident is analogous to preparing to fight a battle in war after your opponent has changed his position. The groups seeking to do us harm will simply move on to exploiting another weakness in the system".

"A variety of technologies, processes and know-how to deal with this are available today. QRSciences baggage and shoe screening are an important part of this solution along with other complimentary technologies and process revisions. With the right measures it's possible to dramatically boost checkpoint screening performance and realize a screening system that's both operationally viable and without the systematic flaws that have allowed the tragedies and close calls of recent years" concluded Mr. Russeth.

QRSciences baggage screening technology has recently completed testing by the Transportation Security Administration, part of the US Department of Homeland Security and is now available worldwide direct from QRSciences and under license from Rapiscan Systems, a leading worldwide vendor of X-ray and other screening equipment.

In May, QRSciences announced it had completed an agreement to cross license a suite of patent and patent applications with GE Security, a business affiliate of the General Electric Company (NYSE:GE). Under the terms of the license, QRSciences will earn royalties on GE products incorporating QRS' patented IP including GE's Quadrupole Resonance shoe scanner products which allow travellers to leave their shoes on when passing through airport checkpoints while providing automated detection of concealed explosives.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**14/08/06**
Document Ref:	**317**
Release Time:	**Immediate**
Subject:	**Market Update and Clarification**

QRSciences
Holdings Limited

Market Update and Clarification

15 August, 2006 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) would like to clarify that not withstanding recent speculation in the Australian and international press, Rapiscan Systems has over 1000 X-ray machines deployed at several hundred U.S. airport checkpoints. QRSciences technology may potentially be deployed at these checkpoints.

Since 1993 Rapiscan Systems has installed over 60,000 products in more than 50 countries. These products include metal detectors and a variety of X-ray products and technologies to screen cargo, luggage, mail and people. Rapiscan systems are in use at ports, government and corporate buildings, correctional and prison facilities, postal facilities, military zones, sea ports and border crossings. The technologies utilized in the systems range from X-ray and Gamma-ray imaging to advanced threat identification techniques including QRSciences Quadrupole Resonance and metal detection technologies.

QRSciences together with Rapiscan Systems are currently supplying the U.S. Government with the QXR-1000 combined x-ray / explosives detection system and are in continuing negotiations in relation to the purchase and trial of additional units. The company expects further orders for the equipment to be forthcoming this financial year.

QRSciences Quadrupole Resonance (QR) technology may also be deployed via General Electric Corporation's security group (GE Security). GE Security has developed a shoe scanning device using some of QRSciences patented technology.

QRSciences is also in advanced discussions with the Chinese Institute of Atomic Energy (CIAE) in relation to the purchase and deployment of equipment for the 2008 Olympic Games.

Separately QRSciences is in discussion with various Federal Government departments and agencies in Australia and the United Kingdom on related matters.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States

About Rapiscan Systems:

Rapiscan Systems, a division of OSI Systems, is a leading supplier of high-quality security inspection solutions utilizing X-ray and gamma-ray imaging, and advanced threat identification techniques such as neutron and diffraction analysis. The company's products are sold into four market segments: Baggage and Parcel Inspection, Cargo and Vehicle Inspection, Hold Baggage Screening and People Screening. The company has an installed base globally of more than 50,000 security and inspection systems. The Rapiscan Systems product lines are manufactured at four locations worldwide and are supported by a global support service network. For more information about Rapiscan Systems and the QXR 1000 please visit www.rapiscansystems.com

About GE Security:

GE Security business is a wholly owned subsidiary of the General Electric Company (NYSE:GE) focused on communication and information technologies for security, safety and lifestyle enhancements. GE Security has operations in more than 30 countries and is represented by some of the best-known brand names for intrusion and fire detection, access and building control, video surveillance, explosive and drug detection, key management and structured wiring.

For further information about GE Security visit: http://wwwGESecurity.com

About China Institute of Atomic Energy (CIAE):

Based in Beijing the CIAE and its predecessor the Institute of Modern Physics was founded in 1950. It is the birthplace and hub of nuclear science and technology, research and development of advanced nuclear energy and identifying applications for nuclear technology in China.

The broad R&D program covers nuclear physics, nuclear chemistry, radiochemistry, reactor engineering, accelerator technology, nuclear electronics and detector techniques, isotope technology, radiation protection, advanced materials and biomedical engineering.

The CIAE has a staff of 3400 including 660 senior scientists and senior engineers including 9 members of the Chinese Academy of Science and Chinese Academy of Engineering.

For more information on CIAE visit: www.ciae.ac.cu

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**14/08/06**
Document Ref:	**316**
Release Time:	**Immediate**
Subject:	**Market Update**

QRSciences Holdings Limited

Market Update

14 August, 2006 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) would like to confirm that together with Rapiscan Systems, it is currently supplying the U.S. Government with the QXR-1000 combined x-ray / explosives detection system and is in continuing negotiations in relation to the purchase and trial of additional units.

Initial development and sales were concluded early this year and the company expects further orders for the equipment to be forthcoming this financial year.

QXR-1000 is a hybrid security solution devised in conjunction with Rapiscan Systems, itself a world leader in the development of x-ray devices. The QXR-1000 combines the x-ray imaging component with a high-end QR explosive detection capability, and offers airport operators globally a total detection capability within the same footprint of current x-ray only checkpoint screening systems.

The QXR-1000 is capable of identifying the range of threats normally detected by airport x-ray devices, but is equally capable of positively identifying a range of difficult to detect explosives. The QXR-1000 constitutes a system of systems ideally suited to checkpoint screening at airports worldwide.

Separately QRSciences is in discussion with various Federal Government departments and agencies in Australia and the United Kingdom on related matters.

Following this announcement is an article from The Wall Street Journal published on August 11, 2006.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

About Rapiscan Systems:

Rapiscan Systems, a division of OSI Systems, is a leading supplier of high-quality security inspection solutions utilizing X-ray and gamma-ray imaging, and advanced threat identification techniques such as neutron and diffraction analysis. The company's products are sold into four market segments: Baggage and Parcel Inspection, Cargo and Vehicle Inspection, Hold Baggage Screening and People Screening. The company has an installed base globally of more than 50,000 security and inspection systems. The Rapiscan Systems product lines are manufactured at four locations worldwide and are supported by a global support service network. For more information about Rapiscan Systems and the QXR 1000 please visit www.rapiscansystems.com

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States

Menace in a Bottle

Assembling a Bomb Onboard
Could Be as Simple as Mixing
Chemicals and a Blasting Cap

By LAURA MECKLER, DEBORAH BALL and CASSELL BRYAN-LOW

August 11, 2006

Liquids may be the new box-cutters.

Take an explosive chemical like nitroglycerin, hydrogen peroxide or hydrazine, all relatively easy to obtain. Pour it into a travel bottle of mouthwash or shampoo. Bring along a blasting cap like those found on a firecracker, about the size of a short pencil. Jury-rig a travel alarm clock or a cellphone to provide a charge strong enough to set off the blasting cap. Even a small explosion could bring down a jet aircraft.

For all the advancements in aviation security since 9/11, the ingredients for deadly explosives could be easily carried through airport checkpoints and onto an airplane -- until yesterday, that is. In the wake of the foiled plot to blow up as many as ten airliners, carriers in the U.S. and Europe suddenly banned shampoos, creams, gels, beverages and other liquids from carry-on luggage.

"This is a huge area of vulnerability," says Clark Kent Ervin, former inspector general at the Department of Homeland Security. Terrorists, he says, "are learning, adapting. They develop countermeasures to our countermeasures. We are reactive, and they are proactive."

Aviation officials have been worried about the danger of explosives for years, and the Transportation Security Administration has tried to shift its focus to address the threat. With all the screening for weapons in carry-on luggage, it may now be easier to blow up a plane than to hijack one.

After the 2001 terrorist attacks, security officials banned box-cutters, scissors and sharp objects that terrorists could use to hijack a plane. The TSA allowed small scissors and tools back in passenger cabins in late 2005 because they were spending too much time confiscating these items, and because it allowed airport security screeners to focus on the hunt for bombs.

In a similar vein, after Richard Reid unsuccessfully tried to detonate a shoe bomb aboard a plane in late 2001, the U.S. Congress banned cigarette lighters from U.S. flights. Now, TSA officials complain that they are spending too much time confiscating 30,000 lighters a day. Matches are allowed, but lighters are not. Mr. Reid tried to use a match -- not a lighter.

To focus on explosives, the TSA has installed 93 "puffer" machines that can detect minute amounts of explosive residue on passengers in 36 airports. The machines also have been installed at London's Heathrow airport, and TSA is rolling them out elsewhere.

The TSA also upped the number of bomb-sniffing dog teams. It added teams that watch passenger behavior and try to assess those who exhibit unusual behavior and facial movements. And it gave screeners special training on how to identify bomb-making components hidden in carry-on bags.

Yet experts say the system remains highly vulnerable to plots like the one broken up yesterday in England. Most carry-on baggage passes through an X-ray machine that can easily detect a gun or a knife with its recognizable shape but can miss a bomb component disguised to look innocuous or a bottle of explosive liquid.



Getty Images

A Transportation Security Administration official at Chicago's O'Hare airport (above) collects liquid and gel products that are now banned from carry-on luggage; a TSA security officer (left) at Dulles airport in Dulles, Va., alerts passengers to the new rules.

"An ordinary X-ray will not be effective in examining a sealed bottle," says Cathal Flynn, former security chief at the Federal Aviation Administration. Screening mass numbers of bottles that come through checkpoints every day is not possible with equipment now available at the checkpoint, he says.

All checked bags are screened for bombs, using CT scans, and those have been considered for carry-on bags, but they are typically very large and would eat up valuable square footage at the checkpoint.

The TSA is planning airport trials with an advanced scanner made by Rapiscan Systems, a unit of OSI Systems Inc., Hawthorne, Calif., which enhances the detection of explosive material. The scanner uses Quadrapole Resonance, a radio-frequency technology that can detect certain explosives in liquids, as well as plastic and sheet explosives, and explosives that might be distributed in packets throughout a piece of luggage and made to resemble innocuous items. The government expects to test the machines at three or four U.S. airports, but they are expensive -- $160,000 each vs. about $35,000 for a basic X-ray.

Another technology that hasn't been deployed by the government would specifically address the threat of liquid in bottles. In the mid-1990s, a small company called Quantum Magnetics, now owned by General Electric Co., began developing a machine that can detect liquid explosives inside bottles. It got some attention in the wake of a 1995 terrorist plot, but has yet to be rolled out in airports.

Dangerous chemicals are easily available. One chemical that has concerned authorities is triacetone triperoxide, known among them as the "Mother of Satan" of explosives because it is so unstable. It is used commonly among suicide bombers in the Middle East and has shown up in a growing number of domestic plots, including in Phoenix where a drug investigation turned into a terrorism probe when authorities found TATP in an apartment there.

Experts say a small amount of explosive material could be devastating. "It may not take a huge blast," says Suraj Lakhani, a researcher on counterterrorism at Royal United Services Institute, a think tank that advises the British government on security issues. "If the person detonating [an explosive] sat near a window or near the fuselage, it could cause a big enough hole to bring the plane down."

Even liquor and matches could be used to start a fire onboard. But aviation and security experts say that as long as airline crews are able to quickly detect and fight a fire in the cabin, it would be difficult for a terrorist to spark a catastrophic blaze. Flight attendants are trained to use portable oxygen and hand-held fire extinguishers at the first sign of a fire, and passenger seats are made of material that only ignites at high temperatures.



Carry-on Restrictions
The following items are banned until further notice . . .
. . . On all U.S. flights
Liquids, gels, lotions
Prescriptions that do not match the ticketholder's name
. . . On international flights departing from the U.K., or heading to the U.K. on select airlines . . .
Carry-on luggage
Anything in pockets
Electrical or battery-powered items
Airlines prohibiting carry-ons allow passengers a plastic bag containing:
Money and credit cards
Glasses, no case; contact lens case, no solution
Keys
Prescriptions
Tissues and feminine products
Travel documents

Liquid explosives haven't been used much because they are notoriously difficult to transport and can be highly unstable. "The chances of [the explosives] going off while walking around the airport or even when leaving the house is pretty great," says John Chase, a security expert at Kroll Inc., a risk-consulting group and a unit of Marsh & McLennan Companies, Inc.

Yet terrorists have used explosive chemicals on planes before. The latest plot wasn't unimaginable; it reminded several aviation experts of an al Qaeda plot to bomb 11 U.S. passenger jets over the Pacific that was uncovered in the Philippines in 1995. Codenamed "Bojinka," the Serbo-Croatian word for "explosion," the plot also included the assassination of Pope John Paul II during a visit to Manila and crashing a plane into the Central Intelligence Agency's headquarters in Virginia.

Police in Manila stumbled across the conspiracy when they responded to a fire at an apartment rented by Abdul Hakim Murad and Ramzi Yousef, who was later caught in Pakistan and convicted for the 1993 World Trade Center bombing. They found bomb-making materials in a sink and a laptop computer full of coded information. The mastermind of the Bojinka plot -- Khalid Shaikh Mohammed -- later went on to orchestrate the Sept. 11 attacks in the U.S. He was captured in Pakistan in 2003.

In what was believed to be a test run for the Bojinka plot, Mr. Yousef used a liquid bomb on a flight from Manila to Tokyo. He used a stable form of liquid nitroglycerin carried in a bottle labeled as contact lens solution, using cotton as a stabilizer. The device was placed in a life-jacket pouch under a seat before he disembarked during a layover. The bomb exploded on the second leg, killing one passenger but the plane was able to land.

At the time, some airports barred passengers from taking liquids onboard planes but relaxed the rules after several months.

--Lynn Lunsford, Gary Fields, Jonathan Karp and Kathryn Kranhold contributed to this article.

Write to Laura Meckler at laura.meckler@wsj.com, Deborah Ball at deborah.ball@wsj.com and Cassell Bryan-Low at cassell.bryan-low@wsj.com

QRSciences
Holdings Limited

10 August 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Shareholder,

EXTENSION OF OFFER PERIOD
QRSCIENCES HOLDINGS LIMITED SHARE PURCHASE PLAN

The Directors of QRSciences Holdings Limited ACN 009 259 876 ("**Company**") are pleased to announce an extension to the time available to participate in the Company's Share Purchase Plan.

The offer to participate in the Share Purchase Plan opened at 9.00am WST on 12 July 2006, was due to close at 5.00pm WST on 28 July 2006 and extended to 5.00pm WST on 11 August 2006. The offer period has been extended further and the offer will now close at 5.00pm WST on 25 August 2006. Please see the table below for the revised dates.

QRSciences Holdings Limited Share Purchase Plan Important Dates.

Record Date	**11 July 2006**
Open Date	**12 July 2006**
New Closing Date	**25 August 2006**

If you have any questions about the extension of the offer period or the Share Purchase Plan generally please contact either myself or Darren Bromley on (08) 9358 5011.

Yours sincerely

Kevin Russeth
CEO and Executive Chairman

QRSciences Holdings Limited
(ABN 27 009 259 876)
8-10 Hamilton Street, Cannington, WA. 6107 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: enquiries@qrsciences.com

QRSciences
Holdings Limited

10 August 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Shareholder,

EXTENSION OF OFFER PERIOD
QRSCIENCES HOLDINGS LIMITED SHARE PURCHASE PLAN

The Directors of QRSciences Holdings Limited ACN 009 259 876 ("**Company**") are pleased to announce an extension to the time available to participate in the Company's Share Purchase Plan.

The offer to participate in the Share Purchase Plan opened at 9.00am WST on 12 July 2006, was due to close at 5.00pm WST on 28 July 2006 and extended to 5.00pm WST on 11 August 2006. The offer period has been extended further and the offer will now close at 5.00pm WST on 25 August 2006. Please see the table below for the revised dates.

QRSciences Holdings Limited Share Purchase Plan Important Dates.

Record Date	**11 July 2006**
Open Date	**12 July 2006**
New Closing Date	**25 August 2006**

If you have any questions about the extension of the offer period or the Share Purchase Plan generally please contact either myself or Darren Bromley on (08) 9358 5011.

Yours sincerely

Kevin Russeth
CEO and Executive Chairman

QRSciences Holdings Limited
(ABN 27 009 259 876)
8-10 Hamilton Street, Cannington, WA, 6107 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: enquiries@qrsciences.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/08/2006

TIME: 13:39:59

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Share Purchase Plan Extension of Offer Period

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QRS *Insights*

www.qrsciences.com

August 2006

The official update for QRS investors, staff and stakeholders.



QR technology integrated into GEShoeScanner.

QRS on the growth path

Welcome to the QRSciences Holdings Ltd (QRS)investors update. This regular update will keep you informed of the activities and plans of the company, which has emerged from its challenging formative period to become a significant participant in its chosen field of specialised security systems.

In recent months QRS has achieved a significant number of milestones forming business associations with companies that are world leaders in fields relevant to our markets and product development.

QRS is now positioned for growing revenue streams to help propel its continued development and has become a recognised authority in the development of systems to detect explosives, firearms and other dangerous materials in a range of environments, including airports.

Recent milestones

Important developments so far this year have included:

- A cross-licensing agreement with a security affiliate of the giant General Electric Company (GE) under which QRS will earn royalties.

  The cross-licensing agreement with GE is of great significance because it links QRS with one of the world's biggest corporations and a highly influential participant in the US security effort.
- A contract with the Australian Customs Service for work on an advanced weapons detection system in the inspection of international mail and packages.
  The work is expected to earn QRS in excess of $2 million over an 18-month period.
- Acquisition of a strategic shareholding in Spectrum San Diego Inc, a respected US developer of electronic imaging and instrumentation systems.
- The signing of a Letter of Intent to acquire the business and key assets of Baxall Australia, a direct seller and distributor of surveillance and monitoring equipment, expecting to be profitable and earn in excess of $10 million in revenue in the coming financial year. This acquisition will give QRS its own sales and distribution network in the region.
- A preferred pricing and purchase agreement with American company Rapiscan Systems expected to generate approximately $33 million in revenue for QRS over the next four years, provided Rapiscan places minimum orders each year.

The agreement with Rapiscan flowed directly from extensive product testing by the US Department of Homeland Security - the world's pre-eminent security agency.

Rapiscan is one of the world's largest suppliers of security screening systems and its incorporation of QRS technology in the co-developed QXR1000 advanced baggage and package screening system (QRBaggageScanner) puts global marketing, manufacturing and distribution power behind QRS's first product. ■

QRS arrives

In the words of QRS Director Norman Shanks - a former head of security for a group of British airports, including Heathrow, the world's biggest -

"To have your technology valued by a company with such enormous resources and credentials in the world's biggest market for security systems means you have well and truly arrived on the security scene."

QRS will earn royalties on GE products that incorporate QRS's patented intellectual property. In announcing the agreement QRS Chairman and CEO Kevin Russeth said it *"bodes well for the future of our company and helps to validate our vision for the role and potential of QR technology. For a company like QRS to do a deal with global giant GE is fantastic."*

The contract with Australian Customs has potential to improve its ability to detect metal weapons in the mail and other package consignments.

The investment in California-based Spectrum is strategically important to QRS both technologically (Spectrum's capabilities include x-ray scanning and high-resolution surveillance systems) and in terms of third-party linkages.

Says Kevin Russeth: *"We share many of the same government and private customers... we feel these same customers will look on this new partnership very favourably, enhancing marketing and sales efforts and creating new business opportunities in North America. The collaboration will also create economies of scale... and augment the engineering and design capability in both Australia and San Diego."* ■

In this edition

- QRS on the growth path
- QRS arrives
- Building our Business
- Sales and Marketing driving revenue
- QRS opens doors in Canberra
- QRS...Exactly what do we do?
- QRS...What next?
- How to get in touch

Advanced Detection Systems

RAISING QRSciences' PROFILE

AN AUSTRALIAN COMPANY MAKING A SIGNIFICANT CONTRIBUTION TO GLOBAL SECURITY

QRS...Look who's talking



Business News 15 June 2006
US agreement lifts QRSciences' profile
WA firm has shot at US security deals
The West Australian 7 June 2006
The West Australian 7 June 2006
Shoe-bomb scan
WA technology leads fight against terrorism
The Sunday Times 4 June 2006
Bomb detector gets green light
The Age 31 May 2006
The Australian 5 June 2006
Aussic invention puts a stop to airport shoe shuffle
The Australian 5 June 2006
QR shoe scanner deal
The West Australian 31 May 2006

Building our Business

It has been a year of significant achievements for QRSciences.

Our company is no longer an unknown corporate hopeful tucked away down at the bottom corner of the world with big ideas but little idea of how to turn them into realities.

We are now a serious player on the global stage of transport security, known and respected by top level decision makers. We are in partnership with major international companies.



Commentary by Kevin Russeth, Chairman and CEO

A short time back we were knocking on doors, barely any oors were open to us. Now doors are not only open - the welcome mat is out.

It has not happened by magic. It has taken a massive, sustained effort at every level of QRSciences.

It's important to understand the nature of our work and the implications that flow from it.

At the purely technological level, we have painstakingly advanced products to the level where they are commercialised. At the same time we have continued driving the future product pipeline.

In marketing - and here I refer not only to taking our products to potential buyers but also to making the company and its technologies known to key government and corporate decision makers in the world's major security centres, and to building lasting relationships - we have taken giant strides.

It is clear that the United States must be the prime focus of our marketing efforts for the foreseeable future. The fact is that the entire Australian market is smaller than just a fragment of the US market.

To deliver returns to our shareholders, we need to succeed in America, where the revenue potential is huge. Through the US contacts we have made and the associations developed, we have shown we have what it takes to make our way in this crucial market.

It is disappointing to all of us - management and staff as well as shareholders - that our achievements are not yet reflected in the share price.

However, with products now being accepted by a tough, discriminating and intensely competitive global market and with a rapidly increasing revenue stream and cementing of partnerships occurring, there are good grounds for the company to be re-rated as milestones are achieved.

We operate in technologies that have substantial lead times and require great care at every point of research, development and manufacture.

The governments, corporations and institutions with whom we associate are acutely conscious of their responsibilities. They rightly demand the highest standards from the developers and suppliers of security systems.

The upshot of all this is that we have had to be very patient. It is a long, hard slog that requires consistency and persistence.

To sum up where we are now I would say this: We are a known and respected company in the circles that matter most to our future.

Kevin Russeth, QRS Chairman & CEO.

Sales and Marketing driving revenue

QRSciences' strategy is to partner with global leaders to sell and market its products. The company has strategically positioned itself in the field of specialised security systems by partnering with global leaders including Rapiscan Systems and General Electric Company (GE) and key authorities and customers including the Australian Customs Service and the US Department of Homeland Security. This approach is common for smaller technology companies operating in established markets.

This sales and marketing strategy enables QRS to leverage its position through key industry players. The company is now positioned for growing revenue streams by using the established brands and distribution channels of its partners.

Consolidating these partnerships and exploring additional partnering opportunities to continue growing company revenue will be of high priority to QRS in the future.

Additionally the company is committed to continuing to develop a greater public, government and investor relations profile.



Millions
QRS Group Revenue Forecast 2003 - 2007
Revenue
Forecast
$16
$14
$12
$10
$8
$6
$4
$2
$0
2003
2004
2005
2006
2007

Source: QRSciences



From left: Australian Transport Minister Warren Truss, Industry Minister Ian Macfarlane, QRS Chairman/CEO Kevin Russeth and QRS Director Norman Shanks are surrounded by news cameras at the product launch in Parliament House, Canberra.

QRS opens doors in Canberra

A product launch organised by QRS in Canberra, Australia's capital, demonstrated graphically that important doors are opening to the company because of its value in meeting national security requirements.

Two of the Federal Government's most senior ministers attended the launch, held in Parliament House, along with key ministerial staff, senior officials from several government departments and a strong media contingent.

Transport Minister Warren Truss and Industry Minister Ian Macfarlane officiated at the launch of QRS's first security scanners to reach the commercial stage.

This top level representation reinforced the significance to government of the technology developed at the QRS facility at Cannington, Western Australia.

Two QRBaggageScanners were on display at the launch - Rapiscan's QXR1000, incorporating QRS technology, and the QRS proprietary T3-03.

Minister Macfarlane described the systems as

"another standout example of Australian technology and innovation at work with real results."

Mr Macfarlane noted the Government's direct interest through $3.8 million worth of funding.

The systems launched at the Parliament House function are used to reveal hard-to-detect high explosives at security checkpoints, including airports.

In addition, QRS's growing weight in the security field was illustrated with remarks by Customs Minister Chris Ellison in Washington DC recently.

In the US capital for talks on Australia-America collaboration on counter-terrorism technologies, Senator Ellison specifically nominated the QRWeaponsDetector as an example of a new counter terrorism technology that may be of interest to the United States.

QRS... So exactly what do we do?

QRSciences develops products in the field of electronic security systems.

We do this in our own right and in association with other private enterprises and government agencies.

Our primary effort is (and has been from the outset) in the field of Quadrupole Resonance (hence the QR part of our name), which is a next-generation technology using highly sophisticated radio frequency techniques to detect specific chemical structures.

This technology can detect, for example, plastic explosives, whose molecular structure (or *'signature'*) is known.

In principle, because it operates at the molecular level, it can precisely identify thousands of substances and has significant potential in detecting narcotics. Related to this are capabilities in quality control in pharmaceutical production, mineral assaying and environmental science.

The company has recently developed, to the level of commercialisation, an advanced weapons detection capability. This was an offshoot from the company's metal detection technology used in it's explosive baggage scanner.

QRSciences now has three products being marketed or sold by our partners.

They are the:

- QRBaggageScanner (QXR1000)
- QRWeaponsDetector
- GEShoeScanner

QRS's commercial products are currently led by the ***QRBaggageScanner***, co-developed with American company Rapiscan Systems. Development was partly funded by a grant from the US Department of Homeland Security.

The QXR1000 combines QRS technology with Rapiscan's proven - and widely used - 520B x-ray scanner to provide a comprehensive detection system.

The ***QRWeaponsDetector*** is now under contract with the Australian Customs Service to improve the ability to detect firearms and other metal objects in package mail coming into Australia. It assists with the current screening process by further enhancing efficiency and decision making.

The ***GEShoeScanner*** enables travellers to leave their shoes on when passing through US airport checkpoints, overcoming a major inconvenience in the post 9/11 security environment.

This product uses intellectual property under licence from QRSciences.

The company earns a royalty on each ShoeScanner sold worldwide. ■

QRS... What next?

QRS is also vigorously at work on a range of emerging opportunities.

These hold potential for QRS to build itself into a broadly based supplier of detection and security systems that will insulate the company against economic cycles in individual areas.

The company's strategy is that as threat priorities change from time to time, some types of security products will decline in emphasis temporarily while others rise.

Quadrupole Resonance technology, with its ability to identify thousands of substances through their molecular *'signatures'*, holds out the prospect of a wide range of applications, including narcotics detection, which are in demand globally.

The link with Spectrum Inc in the US, also broadens QRS's portfolio of future products, including ultra-high resolution surveillance cameras and cameras with wider fields of view than currently available.

Advanced x-ray systems that take screening of passengers and their baggage to new levels are also on the Spectrum QRS drawing board.

Spectrum's established contacts, combined with QRS's own growing acceptance in US official circles, provide solid links to government funding opportunities in the US, which accelerates progress and reduces pressure on the company's own financial resources.

A further benefit of government funding is that where the research leads to successful product development, marketing to government agencies has an in-built advantage. ■



QRSciences

The QRS website receives more than 1800 unique hits per month.
To receive regular news visit **www.qrsciences.com** and join the e-list.

How to get in touch

QRSciences welcomes enquiries from stakeholders and those with an interest in our products.

A wealth of information is available on our website, which is regularly updated. The address is: **www.qrsciences.com**

Investors wishing to contact us by email can do so at **enquiries@qrsciences.com**

Phone enquiries should be made to **+61 8 9351 1200**.

QRSciences

Our office details are:

AUSTRALIA:
8-10 Hamilton Street
Cannington
Western Australia 6017
Phone +61 8 9351 1200
Fax +61 8 9351 9522

UNITED STATES:
10907 Technology Place
San Diego
California 92127
Phone +1 858 613 8755
Fax +1 858 613 8715

QRSciences
Holdings Limited

1 August 2006

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

Appendix 3Y – Change of Director's interest notice date correction

Attached is a corrected Appendix 3Y in relation to the change of Director's interest lodged with the ASX on 31 July 2006.

Please note that the date of change on the Appendix 3Y lodged on 31 July 2006 incorrectly stated 25 June 2006. The attached notice replaces that lodgement and has been corrected to 25 July 2006.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited	
ABN: 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	29 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	25 July 2006 *(Correction from date supplied on Appendix 3Y lodged on 31 July 2006)*
No. of securities held prior to change	Indirect – 248,750 Fully paid Ordinary shares. Direct – 1,047,500 Fully paid Ordinary shares.
Class	Fully paid Ordinary
Number acquired	Indirect – 6,000 Ordinary shares Direct – 20,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,480 ($0.48 / share)
No. of securities held after change	Indirect – 254,750 Fully paid Ordinary shares. Direct – 1,067,500 Fully paid Ordinary shares.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.